Exhibit 99.1

PRESS RELEASE

ADHEREX BUYS OUT ENILURACIL DEVELOPMENT OPTIONS FROM GLAXOSMITHKLINE

Research Triangle Park, NC, January 18, 2007 — Adherex Technologies Inc. (AMEX:ADH, TSX:AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced it has amended its July 14, 2005 Development and License Agreement for eniluracil with GlaxoSmithKline (NYSE: GSK) by purchasing all of GSK’s remaining options under the Agreement. As a result, Adherex will assume full direction and control over the product’s future development pursuant to the terms of the license, including the ability to partner and/or sub-license the product to third parties. An upfront fee of US$1 million is due on closing, which is expected to occur on or about March 1, 2007.

“Adherex has sought since 2004 to acquire the rights to eniluracil, which we believe represents a major pharmaceutical and therapeutic opportunity. Today’s agreement brings the development and commercialization of eniluracil under our control and provides the flexibility for Adherex to develop the product alone or to collaborate or partner with other parties as we feel most appropriate,” said William P. Peters, MD, PhD, Chairman and CEO of Adherex.

Adherex is developing eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, to improve the therapeutic value of 5-fluorouracil (5-FU) by making 5-FU orally active, with fewer side effects and potentially more effective. 5-FU is one of the most commonly used oncology drugs in the world, currently used as first- and second-line therapy for multiple solid tumors, such as colon, rectal, breast, gastric, head and neck, ovarian, and basal cell cancer of the skin, among others. The use of 5-FU in combination with eniluracil may also offer the opportunity to broaden the types of cancer in which 5-FU has been shown to be active.

GSK’s clinical development program for the combination of 5-FU and eniluracil met with success in early development. However, Phase III trials failed and development was stopped by GSK. Adherex hypothesized that the reason for the failure of the Phase III trials was an unexpected dose and schedule dependent drug interaction that resulted in the inhibition of 5-FU’s activation into an effective anticancer agent. Adherex’s preclinical and clinical results to date have supported this hypothesis.

Under the terms of the Development and License Agreement with GSK, Adherex received an exclusive license to eniluracil for all indications, and GSK retained options to buy back the compound at various points in time during its development. If GSK had exercised any of its options on eniluracil, Adherex would have received development and sales milestone payments plus sales royalties, the magnitude of which were dependent upon if and when an option was exercised. If GSK did not exercise any of its buy-back options, Adherex would have been free to develop eniluracil alone or with other partners and would have been required to pay GSK development and sales milestone payments and sales royalties. Today’s agreement accelerated this process and, upon payment of the upfront fee, Adherex will have all rights to the compound and will be required to pay GSK the same development and sales milestone payments and sales royalties as previously agreed, but GSK’s options to buy back the product will no longer remain.

“Our recent data suggests eniluracil is back on track in its accelerated development plan. While GSK’s initial Phase III trials with the product failed, we now have data to support each element of our hypothesis as to why those trials failed,” Peters continued. “We expect to complete our Phase I dose escalation trial in North America shortly and intend to begin our Phase II trial in breast cancer promptly thereafter. We also have a Phase I/II trial in hepatocellular cancer ongoing in Asia. Along with the ongoing development of our lead biotechnology product, ADH-1, this provides the opportunity for a robust year of corporate developments for Adherex.”

Adherex has indicated previously that we believe our cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements into March 2007. The payment of the upfront fee to GSK does not alter our guidance, but we recognize the immediate need for additional capital to continue moving our product candidates forward in their development.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the development plans of the Company and the expected timing and results of such development. We can provide no assurance that such development will proceed as currently anticipated or that the expected timing or results of such development will be realized. We are subject to various risks, including our need for additional capital to fund our operations, the uncertainties of clinical trials, drug development and regulatory review, the early stage of our product candidates, our reliance on collaborative partners, our history of losses, and other risks inherent in the biopharmaceutical industry. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

— END —

For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com